Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Covance Inc.
Commission File No.:  1-12213
Form S-4 File No.:  333-200614

The following letter was mailed to Covance Stockholders:

February 9, 2015

Dear Fellow Stockholder:

We have previously sent to you proxy material for the important special meeting of stockholders of Covance Inc., to be held on February 18, 2015.  Your Board of Directors unanimously recommends that stockholders vote FOR both items on the agenda.

Your vote is important, no matter how many or how few shares you may own. If you have not already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

James W. Lovett
Corporate Senior Vice President,
General Counsel and Secretary

REMEMBER:
You can vote your shares by telephone, or via the Internet.
Please follow the easy instructions on the enclosed proxy card.

If you have any questions or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED,
TOLL-FREE, at (877) 800-5182.